September 2, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Rapid Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed on: September 2, 2010
File No. : 333-167960

Dear Ms. Magnor:

We represent Rapid Holdings, Inc. (“Rapid Holdings” or, the “Company,” “we,” “us,” or “our”).  By letter dated August 31, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Amendment No. 3 to Registration Statement (the “Registration Statement”) on Form S-1 filed on August 27, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Registration Statement on Form S-1

Prospectus Summary

About Our Company, page 1

1.  We note your disclosure that your online consumer business is not currently operational.  However, it appears that your website may be functional and accepting online loan applications.  Please reconcile your statements that your business is not operational with the appearance of your website.

Response: The Company’s business is currently not operational. The Company is currently researching which licenses and permits are necessary in order for it to be able to extend loans to customers. The website which is still under construction has been removed from the worldwide web and is not able to accept any loan applications. The Registration Statement of Form S-1/A has been revised to disclose the reason for the Company’s inability to operate. In addition, a risk factor has been added to page 3 to further highlight the potential risk to the Company in the event that it does not meet the requirements needed to obtain any necessary licenses or permits.

Risk Factors

We have a limited operating history that you can use to evaluate us…page 3

2.  We note your disclosure that you have no significant financial resources and no revenues to date.  In light of your website, which indicates that customers may fill out loan applications online, please confirm that you have not yet generated any revenues to date.

Response: The Company has not generated any revenues to date. The website which is still under construction has been removed from the worldwide web and is not able to accept any loan applications.

Website Content

3.  Please explain the basis for the statement on the homepage of your website that you approve more customers than any other car title lender.

Response: The Company’s website is under construction and has been removed from the worldwide web.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
           Gregg E. Jaclin